UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

UNiTAB Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Tabcorp Holdings Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Kerry Willcock
Executive General Manager
Corporate and Legal
Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne, Victoria 3004 Australia
Telephone: (011) (613) 9868-2112

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about June 6, 2006
(Date Tender Offer is to Commence)

Part I – Information Sent to Security Holders

1. Home Jurisdiction Documents.

   (a) Not applicable.

   (b) On June 6, 2006 Tabcorp Holdings Limited ("Tabcorp"), lodged a Bidder's Statement for the ordinary shares of UNiTAB Limited with the Australian Securities and Investments Commission ("ASIC") which Tabcorp filed with the US Securities and Exchange Commission on Form CB on June 6, 2006. On June 14, 2006 Tabcorp lodged a revised Bidder's Statement with ASIC and a Supplementary Bidder's Statement which Tabcorp filed with the US Securities and Exchange Commission on Form CB (Amendment No. 1) on June 15, 2006. On June 21, 2006 Tabcorp lodged a final version of its Bidder's Statement for the ordinary shares of UNiTAB Limited and a Notice of Despatch with ASIC, which Tabcorp filed with the US Securities and Exchange Commission on Form CB (Amendment No. 2) on June 22, 2006. On July 20, 2006 Tabcorp lodged documents relating to an extension of its offer period with ASIC, which it lodged with the US Securities and Exchange Commission on Form CB (Amendment No. 3) on July 20, 2006. On August 22, 2006, Tabcorp lodged a Notice of Status of Conditions with the Australian Stock Exchange, which it lodged with the US Securities and Exchange Commission on Form CB (Amendment No. 4) on August 23, 2006. On August 31, 2006, Tabcorp lodged a Notice under Australian Stock Exchange Listing Rule 3.3 and a Form 605 with the Australian Stock Exchange, which it lodged with the US Securities and Exchange Commission on Form CB (Amendment No. 5) on September 1, 2006.

   (c) On September 5, 2006, Tabcorp lodged a Notice under Australian Stock Exchange Listing Rule 3.4 (which is attached hereto) with the Australian Stock Exchange.

2. Informational Legends.

   Not applicable.

Part II – Information Not Required to be Sent to Security Holders

Not applicable.

Part III – Consent to Service of Process

Concurrently with the filing of the original Form CB on June 6, 2006, Tabcorp filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Name: Kerry Willcock
Title: Executive General Manager, Corporate and Legal

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

5 September 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE UNDER ASX LISTING RULE 3.4

Attached is a notice pursuant to ASX Listing Rule 3.4 following the close of the offers under the off-market bid by Tabcorp Investments No.5 Pty Ltd for all of the ordinary shares in UNiTAB Limited.

Kerry Willcock
Executive General Manager – Corporate and Legal

Distribution schedule of the number of holders in each class of equity securities in Tabcorp Holdings Limited as at 31 August 2006

	Ordinary shares		Performance options(i)		Share rights(ii)	
Number of securities held	Number of holders	Number of securities	Number of holders	Number of securities	Number of holders	Number of securities
1 - 1,000	182,524	50,323,854	0	0	0	0
1,001 - 5,000	47,332	99,102,909	0	0	20	64,845
5,001 - 10,000	3,843	27,426,675	3	24,671	26	183,131
10,001 - 100,000	1,673	36,928,542	48	1,587,061	14	241,325
100,001 and Over	138	311,145,036	9	2,016,948	0	0
Total	235,510	524,927,016	60	3,628,680	60	489,301

In addition to the securities shown above, options were allocated to the Managing Director and Chief Executive Officer in four Tranches from commencement of employment on 8 October 2002, with each Tranche comprising 250,000 options.

(i) Performance Options issued pursuant to the Company's Long Term Performance Plan.
(ii) Share Rights issued pursuant to the Company's Long Term Performance Plan.

20 largest holders of ordinary shares in Tabcorp Holdings Limited as at 31 August 2006

	Name of holder*	Number of securities held	Percentage of issued capital %
1.	National Nominees Limited	57,149,758	10.89
2.	J P Morgan Nominees Australia Limited	46,116,043	8.79
3.	Westpac Custodian Nominees Ltd	42,889,441	8.17
4.	RBC Dexia Investor Services Australia Nominees Pty Limited	42,080,081	8.02
5.	Citicorp Nominees Pty Limited	25,225,269	4.81
6.	ANZ Nominees Limited	20,067,359	3.82
7.	HSBC Custody Nominees (Australia) Limited	14,200,119	2.71
8.	Cogent Nominees Pty Limited	8,830,051	1.68
9.	UBS Nominees Pty Ltd	7,796,033	1.49
10.	AMP Life Limited	3,982,511	0.76
11.	UBS Wealth Management Australia Nominees Pty Ltd	3,226,527	0.61
12.	Queensland Investment Corporation	2,791,924	0.53
13.	Invia Custodian Pty Limited	2,675,809	0.51
14.	Questor Financial Services Limited	2,158,200	0.41
15.	Mr Matthew Slatter	2,071,130	0.39
16.	Perpetual Trustee Co Ltd (Hunter)	1,975,969	0.38
17.	Bond Street Custodians Limited	1,955,892	0.37
18.	Merrill Lynch (Australia) Nominees Pty Ltd	1,911,496	0.36
19.	Argo Investments Limited	1,784,810	0.34
20.	Warbont Nominees Pty Ltd	1,769,896	0.34
	Total of top 20 shareholders	290,658,318	55.37

* On a grouped basis.